

November 15, 2011

Via E-mail
J. Kevin Adams
Chief Executive Officer
Green Ballast, Inc.
2620 Thousand Oaks Boulevard, Suite 4000
Memphis, Tennessee 38118

> **Re:** **Green Ballast, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2011**
> **File No. 333-177526**

Dear Mr. Adams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note the repeated use of the words "unique" or "uniquely." Please revise to clarify the basis for describing your products in this way, or delete these words. Do the same throughout the prospectus.

Selling Stockholders, page 15

2. Please revise footnote 12 to disclose that Gemini Master Fund has the right to raise or waive the beneficial ownership limitation.

3. With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the <u>natural</u> person or persons having voting and

investment control over the securities they hold.  Please revise accordingly.  Where there are multiple persons who have or share voting or investment power over the shares, be sure to name each of those persons.  Refer to Regulation S-K C&DI 240.04.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 26

4.     We note that you recognized $282,000 of compensation expense as selling, general and administrative expense during the period from April 13, 2011 to August 31, 2011.  Please revise to describe the nature of the other expenses included in the total $1.3 million reported during this period.

5.     Please disclose whether the $2 million purchase order is a legally binding agreement and when you expect to ship products to this customer.

Liquidity and Capital Resources, page 26

6.     Discuss your specific cash requirements for the next twelve months.   For example, disclose your manufacturing costs and debt servicing costs.

Our Business, page 28

Shared Benefits, page 29

7.     Under "Energy Savings" you refer to a report prepared by McGraw-Hill Construction, and to several third-party studies of your ballasts.  You also refer at the bottom of page 30 to a publication by Environmental Leader.  Please provide us supplementally with copies of any available written reports of these studies.   Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

8.     You make numerous comparisons between your products and your competitors' products.  For example, you state your ballasts are "self-contained and independent" in contrast to "most" daylight harvesting ballasts.  Be sure that all such comparisons are stated clearly and accurately and do not leave the reader with a false impression.  For example, in the example above, your language suggests that there may be some daylight harvesting ballasts that are more comparable to your products.  Please revise as necessary, both here and throughout the document.

Directors, Executive Officers, Promoters and Control Persons, page 37

Executive Officers, page 37

9.      We note that J. Kevin Adams is currently the CEO of CB Richard Ellis Memphis.  Please
         disclose what percentage of his business time he dedicates to Green Ballast.

10.     Please revise to clarify the business activities, if any, of Daniel L. Brown during the years
         2009 – 2011 and of William Bethel between 2008 and 2011.

Director Independence, page 38

11.     Please provide the disclosure regarding director independence described in Item
         407(a)(1)(ii).

Certain Relationships and Related Party Transactions, page 46

12.     Please disclose whether you believe the terms of the transactions described in the fourth
         and fifth paragraphs were no less favorable than could have been obtained from
         unaffiliated third parties.

Where You Can Find More Information, page 47

13.     Please revise the first paragraph to avoid the implication that the disclosure concerning
         contracts and other filed exhibits cannot be relied upon.

Statement of Stockholders' Deficit

For the period from April 13, 2011 (inception) to August 31, 2011, page F-5

14.     Based on the disclosures throughout the document it appears that your preferred stock is
         not convertible into common stock.  If true, please revise your statement of stockholders'
         deficit to delete the word convertible from the "Temporary equity" column.  Otherwise
         revise your disclosures accordingly.

Note 8. Stock Compensation, page F-13

15.     We note your reference to the restricted shares issued to outside consultants during the
         period ended August 31, 2011.  On page F-13, you indicate that the amount recorded was
         $7,000; however on page F-11 you disclose the grant date fair value of stock awards to an
         outside advisor was $70,000.  If these disclosures refer to the same issuance, please
         revise to correct the inconsistency, or revise to clarify the difference.

<u>Undertakings, page II-4</u>

16.     Please include the entire undertaking found in Item 512(h) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel
                                        Larry Spirgel
                                        Assistant Director